JOINT NEWS RELEASE                               FOR IMMEDIATE RELEASE

      LG Electronics to Acquire Majority Interest in Zenith

Glenview, IL, July 17, 1995 -- LG Electronics, Inc. (LGE), formerly Goldstar, and Zenith Electronics Corporation are building upon their more than 20-year relationship by signing a definitive agreement under which LGE plans to acquire a controlling interest in Zenith the companies announced today. In this transaction, LGE will purchase for $10 per share
16.5 million newly issued shares of Zenith common stock and 18.619 million shares from Zenith shareholders in a tender offer. The total transaction value is more than $350 million.

LGE currently owns 1.45 million shares of Zenith common stock, and upon successful completion of this transaction, LGE will own 57.7 percent of the outstanding common stock of Zenith. The tender offer will commence within five business days and the transaction is subject to the completion of a successful tender offer, Zenith shareholder approval, certain governmental and regulatory approvals and the satisfaction of customary closing conditions.

John Koo, President of LG Electronics, stated that this transaction will create a leading global manufacturer and marketer of consumer electronics. He further stated, "LGE has a great admiration for the Zenith brand name and believes that its value can be utilized in markets worldwide. In addition, this transaction builds on a 20-year relationship between our companies and will provide numerous synergistic opportunities in manufacturing and technology."

Al Moschner, who will continue as Zenith's President and Chief Executive Officer, said that LGE's $165 million direct investment in Zenith will support the $150 million expansion and modernization of its color picture tube plant in Melrose Park, IL. and support its growing Network Systems business.

"The alliance will strengthen Zenith's ability to compete. This infusion of cash, access to additional technology and ability to expand into new markets all provide great opportunities for Zenith, its shareholders, it customers and its employees," Moschner said.

The combination of Zenith and LGE will create significant technical, manufacturing, marketing and distribution synergies -- helping Zenith accelerate its initiatives to:
 -  Provide increased value to its customers,
 -  Make strategic investments for global growth,
 -  Enrich its product and technology offerings, and
 -  Establish its position as the leading TV set producer in North America

Koo called the strengthened relationship with Zenith "a major component of LGE,s strategy to be a global leader in consumer electronics, based on its position in key markets around the world and utilizing the strengths of local management and operations to achieve that goal."

Moschner said, "Joining forces with LGE, a worldwide leader in consumer electronics, will give Zenith access to new markets and new technologies. We'll be able to leverage LGE's purchasing power around the world and draw on LG's tremendous manufacturing skills to further improve our manufacturing operations. Plus, we'll be able to take full advantage of LG's semiconductor capabilities, which will be increasingly important in the era of digital television."

Koo further added: "This strategic combination will capitalize on the complementary brand positions of Zenith and Goldstar (LGE's brand) in the market. We plan to expand the share momentum Zenith has achieved over the past three years by promoting the brand heavily.

"We have high regard for Zenith's technology leadership as well," Koo said. "Among Zenith's strengths are core technologies such as digital signal processing and transmission, which have wide-ranging applications in HDTV, digital television, cable and wireless video and data delivery. These complement LGE's strengths in product development, process engineering and manufacturing."

Koo said the combination with LGE will help make Zenith a major global competitor. "There are great opportunities for growing the Zenith brand around the world. And, with our combined manufacturing, sales and market capabilities, Zenith and LGE expect that, together, we will become the largest consumer electronics manufacturer in North America."

The Zenith-LGE combination follows a 20-year-plus relationship, which began with LGE producing radios for Zenith in the mid-70s. Over the years, the relationship has grown -- with Zenith producing picture tubes and other components for LGE and with LGE providing VCRs and TV-
VCR combinations to Zenith. In 1991, LGE strengthened the relationship when it purchased 1.45 million shares of Zenith common stock and entered into a range of technology agreements, including cooperative engineering efforts on HDTV-related products.

Zenith, which will report its second-quarter financial results later this week, expects to report a larger operating loss than the first quarter. Results will include the previously announced $9 million restructuring charges as well as additional non-recurring charges. "LEG has been kept fully apprised of the magnitude of this loss," Moschner said.

LG. Electronics, Inc. is a leading manufacturer of consumer electronics, multimedia and magnetic media products, including televisions, VCRs, VCRs, VHS, VCR/double decks, ViewMaxTVCRs, camcorders, DC-i,
3DO and other multimedia products, compact disc players/changers, portable and home audio products, including facsimile machines, a complete line of computer monitors and CD-ROM drives, audio/video tape and floppy discs.

Headquartered in Seoul, South Korea, LG Electronics, Inc. is a wholly owned subsidiary of the LG Group, a $48 billion conglomerate with a wide range of businesses that include electronics, telecommunications, petrochemicals, energy, trading finance and a wide variety of other products and services.

Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business -- Consumer Electronics and Network Systems -- is at the center of the company's digital strategy, which included interactive television, digital video disc
(DVD) players, digital and wireless cable, video dial-tone, data communication and HDTV systems.
                                   # # #

Media Contacts:	Matt Afflizio/Susan Butenhoff -- LGE (Access P.R.)
                1-800-501-2945

                John Taylor -- Zenith Electronics Corporation
                708/391-8081

                Investor Contact: Bill McNitt -- Zenith Electronics Corporation 708/391-7713